                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20548

                                          FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                       15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                     Commission File Number:  333-30785

                                      SCE FUNDING LLC
                   (Exact name of registrant as specified in its charter)

           2244 Walnut Grove Avenue, Room 212T, Rosemead, CA 91770 (626) 302-1850
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 California Infrastructure and Economic Development Bank Special Purpose Trust SCE-1 Rate
   Reduction Certificates, Series 1997-1: Class A-1 5.98% Certificates; Class A-2 6.14%
 Certificates; Class A-3 6.17% Certificates; Class A-4 6.22% Certificates; Class A-5 6.28%
Certificates; Class A-6 6.38% Certificates; Class A-7 6.42% Certificates, maturing serially from 1998 to 2009, and underlying SCE Funding LLC notes of the same respective classes
                  (Title of each class of securities covered by this Form)

                                            None
 (Titles of all other classes of securities for which a duty to file reports under section
                                  13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)        [X]               Rule 12h-3(b)(1)(i)   [_]
      Rule 12g-4(a)(1)(ii)    [_]               Rule 12h-3(b)(1)(ii)  [_]
      Rule 12g-4(a)(2)(i)     [_]               Rule 12h-3(b)(2)(i)   [_]
      Rule 12g-4(a)(2)(ii)    [_]               Rule 12h-3(b)(2)(ii)  [_]
                                                Rule 15d-6            [_]

      Approximate number of holders of record as of the certificate or notice date:  0

      Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 26, 2007            By:  /s/ George T. Tabata
                                         ------------------------------------------------
                                         George T. Tabata, Vice President and Treasurer